QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$76,666	$83,559	$94,626	$222,215	$127,528
Equity in earnings and gains (losses) on equity transactions of equity investments	(6,546)	—	—	(119,423)	(26,115)
Fixed charges	173,458	180,193	171,459	165,903	143,663
Distributions from equity investments	4,975	—	—	5,387	22,646
Capitalized interest	—	—	(489)	(335)	—

Adjusted Earnings	$248,553	$263,752	$265,596	$273,747	$267,722

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$173,458	$180,193	$170,970	$165,568	$143,663
Capitalized interest	—	—	489	335	—

Total Fixed Charges	$173,458	$180,193	$171,459	$165,903	$143,663

Ratio of Earnings to Fixed Charges	1.4x	1.5x	1.5x	1.7x	1.9x

QuickLinks

  Exhibit 12.1
HRPT PROPERTIES TRUST COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)